VAMPIRE-OWNED SINCE 1902

LAND LORD

FEATURE FILM PROPOSAL

REMINGTON SMITH

CONTENTS

LOGLINE

WHEN A BOUNTY HUNTER MOVES INTO A RUNDOWN APARTMENT COMPLEX, SHE IS FORCED TO PROTECT AN ORPHANED BOY FROM THE VAMPIRE LANDLORD.





LAND LORD

IS A SOCIAL THRILLER WITH THE ATMOSPHERE OF AN INDIE DRAMA AND THE SPECIAL EFFECTS SUSPENSE OF A HORROR FILM.

A woman with no name chases a stolen briefcase. A young boy with a love for matches and a knack for mischief gets in her way. His mother's murder brings them together, setting off a search for answers that leads them to the vampire landlord. Can the pair prevail against the monster and his henchmen?

A horror film that crafts character and story like a drama. A thriller that combines shootouts with the uncanny. A movie with an underlying commentary on class and race in America. *Land Lord* is a new take on the vampire film.



CREATOR'S STATEMENT

When I was little I obsessively watched two things: horror movies and the news. One made me anxious and scared, the other amazed me with special effects wizardry. This mix of monsters, on and off screen, birthed *Land Lord*. Vampires aren't real, but poverty, racism, abuse of power—these are forces that go bump in the night.

Poverty and the poor don't get much representation in movies unless the story is fixated on the struggle to get out. As someone who grew up on both food stamps and scary movies, and who's interested in new ways to approach horror, I drew on my personal experiences to make *Land Lord* into the vampire film I wish I'd seen as a kid.


STORY

A RUNDOWN APARTMENT COMPLEX IN THE MIDDLE OF THE NIGHT.

Something floats through the sky. It goes through a 2nd floor window and kills a woman, then moves on to attack her son, ALEX. Cut to title.

Three days earlier: SHAY, a bounty hunter, arrives at the complex, tracking down a stolen briefcase. Alex spies the newcomer and despite her best efforts, Shay can't shake the curious kid. Shay notices strange disappearances and uncovers clues that implicate the apartment manager, CHRISTOPHER, and SHERIFF CONNOR.

When Shay discovers Christopher dumping body parts on the outskirts of town, she races back to the complex to finish her job and get out of Dodge. Instead, she overhears Alex screaming and chooses to save the boy—and discovers JOHN WILLIAM LAWRENCE, the vampire landlord, standing over him about to feed.

Shay fights John off and saves Alex, but is bitten in the process. Although not cut out for babysitting, she resolves to find Alex a new home—somewhere safe away from all the bloodletting. Alex has plans of his own, and wants Shay's help to kill the vampire first. All the while, Sheriff Connor is on their trail. And Shay's bite wound is getting worse.









As Shay and Alex work to untangle the web of violence, exploitation, and complicity, we see Lawrence's familiar, Christopher, longing to be turned by his vampire master. Christopher is only one of a long line of familiars Lawrence has used while preying upon society's most vulnerable members. Despite brutal arguments, the vampire provides no answer to Christopher's questions about when "it" will happen, focusing instead on his obsession with sunrises.

A shootout gets Shay the briefcase that would be her ticket out of this life–but leaves her with a bullet in her leg, Christopher dead, and Alex rushing her to safe harbor with REVEREND MICHEAUX. Meanwhile, Connor breaks the news of Christopher's death and faces John's wrath.

Determined to redeem himself in his patron's eyes, Connor tracks our heroes to Michaeux's AME church where John, still grieving over Christopher's death, kidnaps Alex to become his new companion. Shay fights off Connor and his GUN THUGS, but loses Micheaux in the process. Grabbing crosses and holy oil, Shay races off into the night to save Alex and end this chaotic nightmare.

Over the course of the film, Shay and Alex do battle with powerful forces: on the one hand, the uncanny and supernatural; on the other, deeply human systems of injustice and oppression. To avenge Alex's mother and protect the townspeople from the vampire and his sheriff henchman, they will have to combine their wits, decide their loyalties, and face off against a host of evils to determine their fates.









CHARACTERS



SHAY

30s, is an update on the Sergio Leone archetypal "Man with No Name" as a mysterious bounty hunter in it for the payday until she can retire to a cabin away from it all. Her mannerisms speak to military training and she can be cunning or forceful, adapting to any scenario. She's been solo for a while, focused on her needs in a self-reliance that pushes others away. Shay is forced to question this lifestyle when Alex falls into her hands. Ditch the kid and move on? Or help him and risk her own life?



ALEX

11, loves playing with matches, and has a secret clubhouse and a loyal heart, but is lonely and isolated now that his few friends in the apartment complex have ominously gone missing. On the cusp of puberty, he's eager to prove he's more than just a kid and refuses to be sidelined just because of his age. After Shay takes him under her wing he looks up to and argues with her like an older sister or a cool aunt. Will Alex find his partner in crime or will he be left to fend for himself?



JOHN WILLIAM LAWRENCE

40s, is a wealthy man who became a vampire before the American Revolution. Despite having immortality and supernatural abilities, Lawrence is obsessed with the one thing he can never have—the sun. He spends his days alone in a farmhouse opulently decorated with paintings of sunrises, with Christopher & Sheriff Connor doing his bidding. After centuries of isolation, all that remains of his humanity is his fondness for Christopher, more a pet than a friend. Shay's escape with Alex sparks John's interest in the boy, first as food then future familiar. Will his exploitation of the apartment complex continue, or will Shay and Alex find a way to overcome the powerful elder?



CHRISTOPHER

40s, serves as apartment complex manager and de facto steward of John William Lawrence. Christopher's graying temples and accumulating wrinkles have him asking, desperately, when his time will finally come to be turned. He chose to work for John as an avenue out of anonymous poverty and to ascend to the immortal state of his employer. As his fascination with the power of blood grows, he goes to greater and riskier lengths to prove himself to John in the search for Shay and Alex.



SHERIFF CONNOR

50s, is hired to exert his official powers as Sheriff to keep John William Lawrence's deeds under wraps from prying eyes. To him John's predation on the apartment complex is a check on the country's parasites who are too lazy to pull themselves up by the bootstraps and instead want government handouts. Connor sees it as his personal obligation to keep order in a chaotic world, moral questions be damned.



REVEREND MICHEAUX

50s, has been the Reverend at the local AME church for several decades. Micheaux and his church are a support system for the apartment complex residents, delivering food and spiritual succor to those in need, including Alex and his mother. Micheaux is the first refuge Alex thinks of when Shay's wounded in a shootout at the complex. His faith is tested in ways he couldn't have imagined by the incredible tale of a vampire killing the very neighbors he has vowed to help. Could demons like the vampiric John truly exist? If true, how can they be conquered?

WORLD

Land Lord takes place in the overlooked corners of the United States. Neither distinctly rural or urban, the film is anchored by the bucolic but impoverished apartment complex Shay & Alex occupy. The inward facing apartments and grassy courtyards represent an ecosystem closed off from the outside world. A cheap motel, a ride on the city bus, a humble church—all of these locations reflect the day-to-day spaces for the poor and working class in America. It's real, lived in, existing with us in the here and now. With this foundation in place the horrors lurking in the night stand out with clearer contours.










STYLE, TONE, LOOK, & EXECUTION

Show, don't tell. Observation without commentary. Practical effects over computer corrections. These are some of the aesthetic approaches to *Land Lord*, similar in tone to *No Country for Old Men* or *Let the Right One In*.

The visual style will be a marriage between indie dramas and 80s horror films. Daytime sequences will use natural sunlight and handheld compositions (embodied, living movements) in contrast to the artificial lighting and steadicam shot shadows (sterile, dead movements) of night time's horrors. As the characters from these worlds of night and day collide in the final climax, so too will these aesthetic approaches clash for dramatic emphasis.

The time and place will be neutral, neither explicitly urban or rural. Cell phones exist, but smartphones have not taken over yet, so Shay and Connor's flip phones are the only potential clues to a time period around 2000-2007. The film is intended to have a timeless quality to it, so overt cultural markers won't be apparent.

The soundtrack will also reflect this dramatic horror aesthetic, featuring new synth-wave rhythms like those from *Drive* and ominous emotional tones like the score for *Sicario*.












COMPARABLES

In terms of budget & genre, there are several titles in *Land Lord*'s range which have also found distribution opportunities. Depending on film festival performance, *Land Lord* might find a home with IFC Midnight or A24, all of which offer at least limited theatrical runs for horror/thriller titles, sometimes moving to wide releases for favored titles. Should the major distributors pass, streaming platforms remain in a battle for content that leaves opportunities to strike an exclusive deal with Hulu, Netflix, Amazon or Shudder.

Finally, as a production shooting in Kentucky, away from the expensive coasts but with experienced below the line crew members who produced *Mom & Dad* (Nicolas Cage, Selma Blair) and *The Art of Self Defense* (Jesse Eisenberg), we can get more value than similarly budgeted films shot in LA or NY. Shooting on my home turf where I have long standing personal and professional relationships in the community equals more favors, more access, and more bang for our buck. We shot the visual test/teaser trailer for under $5K with many production elements secured in kind or at drastically reduced rates due to such local connections.

TONE


GREEN
ROOM
NOBODY LEAVES


LET ME IN
LETMEIN-MOVIE.COM


GEMMA ARTERTON
PADDY CONSIDINE
GLENN CLOSE
SENNIA NANUA
BASED ON THE BEST-SELLING NOVEL
THE
GIRL
WITH ALL THE
GIFTS
OUR GREATEST THREAT IS OUR ONLY HOPE


A NEW NIGHTMARE FROM THE MIND OF ACADEMY AWARD® WINNER
JORDAN PEELE
WRITER/DIRECTOR OF GET OUT
Us


GET OUT
JUST BECAUSE YOU'RE INVITED, DOESN'T MEAN YOU'RE WELCOME.
JORDAN PEELE
IN CINEMAS MARCH 17


"ONE OF THE MOST
STRIKING AMERICAN HORROR
FILMS IN YEARS."
IT FOLLOWS
A FILM BY DAVID ROBERT MITCHELL

BUDGET


Press PLAY... And Pray.
"GLORIOUS, OVER-THE-TOP, AND BLOOD-DRENCHED."
Beyond the Gates


HERMIONE CORFIELD
RUST CREEK


"A SWEET STORY OF A BELIEVABLE HIGH SCHOOL FRIENDSHIP BETWEEN TWO GIRLS WHO JUST HAPPEN TO BE SOCIOPATHS."
FRIENDS WHO SLAY TOGETHER, STAY TOGETHER
TRAGEDY GIRLS


FAMILY BLOOD


FROM THE EXECUTIVE PRODUCER OF THE WITCH
THE VOID
"PURE COSMIC DREAD."
-SLASH FILM

REACH

The film aims to explore a new take on vampires and intends to appeal broadly within the horror genre, across gender and racial lines. The success of Jordan Peele's *Get Out* has demonstrated an audience for more racially diverse horror stories, and market data indicate a strong audience for female-led horror films.

Among the horror audience in ages 15-24, women are the majority. 60% of the Top 30 grossing films from March 2018 - February 2019 were led by women and "female attendance is higher where more women appear on screen and have more central roles."



Horror film audiences also tend to be working class. "Films with casts that were from 31-40% minority received the highest median global box office receipts, while those with majority-minority casts posted the highest median return on investment."

Finally, compared to the *Underworld/Twilight* vampire boom of the 2000s, we're no longer in the midst of a saturated market of vampire films. This leaves an opportunity to stand out amongst the present cycle of arthouse psychological horrors coming from A24 and a stream of franchise horror film spin-offs (*Saw*, *Conjuring*, etc.). *Land Lord* would, however, still fit into the growing trend of commercially successful social commentary horror films ("social thrillers") like *Get Out*, *It Follows*.



CREATOR BIOGRAPHY

REMINGTON SMITH
WRITER / DIRECTOR

His work has been distributed by The Atlantic, PBS Reel South and Alter. He has screened at film festivals around the world, including the Oscar qualifying RiverRun. Most recently he earned a Vimeo Staff Pick and his script for *Land Lord* won 2nd place for Best Unproduced Screenplay at FilmQuest. He is a tenured professor of film production at the University of Louisville and you can see his work at theremingtonsmith.com.

"A VERY CLEVER, TIGHTLY-EXECUTED PRESENT-DAY CINEMATIC TWIST ON THE CLASSIC VAMPIRE YARN, WITH SOME INTERESTING SOCIO-POLITICAL SUBTEXT."

— SLAMDANCE SCREENPLAY COMPETITION

CONTACT

REMINGTON SMITH

WRITER / DIRECTOR

theremingtonsmith@gmail.com

www.theremingtonsmith.com

THANK YOU